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CONFIDENTIAL For Use of SEC Staff Only
October 17, 2005
Electronic Filing Jeffrey Riedler Assistant Director Securities and Exchange Commission Division of Corporation Finance Mail Stop 0309 450 Fifth Street, N.W. Washington, DC 20549-0309

Re:	PXRE Group Ltd. Preliminary Proxy Statement on Schedule 14A (File No. 001-15259)

Dear Mr. Riedler:

     We are filing herewith the revised Proxy Statement on Schedule 14A and related proxy materials (the “Proxy Statement”) of PXRE Group Ltd., a Bermuda company (“PXRE” or the “Company”) (File No. 001-15259) relating to the Company’s proposed Special General Meeting of Shareholders (the “Meeting”) scheduled to be held on November 18, 2005.

     We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you require additional information concerning the Proxy Statement, please telephone the undersigned at (441) 278-3727.

Thank you for your attention to this matter.

Very truly yours,
PXRE GROUP LTD.

By:	/s/ Robert P. Myron

Name: Robert Myron Title: Senior Vice President and Treasurer

cc:	Greg Belliston, Esq.
SEC Division of Corporation Finance

Mr. Jeffrey Radke Mr. Gerald Radke Bruce Byrnes, Esq. Mr. John Modin PXRE Group Ltd.